Prime Capital Markets, LLC

Financial Report
December 31, 2025

This report is deemed CONFIDENTIAL in accordance with Rule 17a-5(e)(3) under the Securities Exchange Act of 1934. A statement of financial condition bound separately has been filed with the Securities and Exchange Commission simultaneously herewith as a CONFIDENTIAL document

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123 Expires: Nov. 30, 2026 Estimated average burden hours per response: 12

SEC FILE NUMBER
8-70570

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2025 (MM/DD/YY) AND ENDING 12/31/2025 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Prime Capital Markets LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

425 S. Financial Place, Suite 3160
(No. and Street)

Chicago	IL	60605
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

David Oulvey	847 712 8870	doulvey@prime-trading.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

RSM US LLP
(Name – if individual, state last, first, and middle name)

30 S, Wacker Dr, Suite 3300	Chicago	IL	60606
(Address)	(City)	(State)	(Zip Code)

09/24/2003	49
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, David E. Oulvey, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Prime Capital Markets LLC, as of December 31, 2025, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: [signature]

Title:
Chief Financial Officer

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ■ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ■ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ■ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Contents



Report of Independent Registered Public Accounting Firm

To the Member of Prime Capital Markets, LLC

Opinion on the Financial Statements
We have audited the accompanying statement of financial condition of Prime Capital Markets, LLC (the Company) as of December 31, 2025, the related statements of operations, changes in member's equity, and cash flows for the year then ended, and the related notes to the financial statements (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion
These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information
The supplementary information contained in Schedules I, II and III (the Supplemental Information) has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The Supplemental Information is the responsibility of the Company's management. Our audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming our opinion on the Supplemental Information, we evaluated whether the Supplemental Information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplementary information contained in Schedules I, II and III is fairly stated, in all material respects, in relation to the financial statements as a whole.

RSM US LLP

We have served as the Company's auditor since 2021.

Chicago, Illinois
March 19, 2026

Prime Capital Markets, LLC

Statement of Financial Condition
December 31, 2025

Assets

Cash	$ 63,265
Derivative financial instruments, at fair value	216,092,776
Receivables from broker-dealers	7,408,076
Furniture, equipment, software and leasehold improvements	
(net of accumulated depreciation of $12,768)	44,687
Prepaids	154,684
Other assets	10,579
Total Assets	**$223,774,067**

Liabilities and Member's Equity

Derivative financial instruments, at fair value	$216,606,275
Accounts payable and accrued expenses	121,865
Due to affiliate	82,980
Total Liabilities	**216,811,120**
Member's Equity	6,962,947
Total Member's Equity	**6,962,947**
Total Liabilities and Member's Equity	**$223,774,067**

See Notes to Financial Statements.

`

Prime Capital Markets, LLC

Statement of Operations
Year Ended December 31, 2025

Revenue		
Trading gains and losses, net	$	(64,086)
Interest Income		139,579
Net Revenue		75,493
Expenses		
Traders' Compensation and participation		516,806
Clearing, exchange and brokerage fees		474,745
Information technology and market data		291,577
Professional fees		168,700
Employee compensation and related benefits		50,400
Other expenses		47,462
Interest Expense		40,198
Rent and office expenses		26,621
Depreciation Expense		12,768
Total expenses		1,629,277
Net loss	$	(1,553,784)

See Notes to Financial Statements.

Prime Capital Markets, LLC

Statement of Changes in Member's Equity
Year Ended December 31, 2025

Balance, beginning of year	$	4,516,731
Contributions		4,000,000
Net loss		(1,553,784)
Balance, end of year	$	6,962,947

See Notes to Financial Statements.

Prime Capital Markets, LLC

Statement of Cash Flows
Year Ended December 31, 2025

Cash flow from operating activities:	
Net loss	$ (1,553,784)
Adjustments to reconcile net loss to net cash used in operations:	
Depreciation	12,768
Changes in operating assets and liabilities:	
Derivative financial instruments, net	513,499
Receivable from broker-dealers	(5,218,166)
Prepaids and other assets	(103,231)
Accounts payable and accrued expenses	94,020
Due to affiliate	31,856
Net cash used in operating activities	(6,223,038)
Cash flows for investing activities	
Purchase of furniture, equipment and software	(57,455)
Net cash used in investing activities	(57,455)
Cash flows from financing activities	
Contributions	4,000,000
Net cash provided by financing activities	4,000,000
Net decrease in cash	(2,280,493)
Cash	
Beginning of year	2,343,758
End of year	$ 63,265

See Notes to Financial Statements.

Prime Capital Markets, LLC

Notes to Statement of Financial Condition

Note 1.   Nature of Business and Significant Accounting Policies

Prime Capital Markets, LLC, an Illinois limited liability company, ("Prime") is a proprietary trading firm, buying, selling, and dealing as principal in fixed income securities, equity securities, government securities, and derivative financial instruments for its own accounts. The owner of Prime is Prime Group Holding, LLC, a Delaware limited liability company, ("PGH"). Prime is a broker-dealer registered under the Securities Exchange Act of 1934 and is approved as a member of the Financial Industry Regulatory Authority ("FINRA"). The company commenced trading operations in July 2025.

The Company is a member firm of the Cboe Exchange ("CBOE").

A summary of the Company's significant accounting policies follows:

Accounting Policies: The Company follows Generally Accepted Accounting Principles ("GAAP"), as established by the Financial Accounting Standards Board ("the FASB"), to ensure consistent reporting of financial condition, results of operations, and cash flows.

Use of estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expense during the reporting period. Actual results could differ from those estimates.

Securities owned and securities sold, not yet purchased: Securities transactions and related revenues and expenses are recorded on a trade-date basis at fair value in accordance with GAAP. The resulting realized gains and losses and change in unrealized gains and losses are reflected in trading gains and losses, net in the statement of operations. Securities sold, not yet purchased represent obligations to deliver specified securities at predetermined prices. The Company is obligated to purchase the securities at a future date at then-prevailing prices that may differ from the market values reflected in the statement of financial condition.

Derivative financial instruments: Derivative financial instruments include future options and futures and are recorded at fair value in accordance with GAAP. Unrealized gains or losses on futures are recorded in receivables from broker-dealers and clearing organizations or payables to broker-dealers and clearing organizations in the statement of financial condition, netted by broker-dealer. The remaining derivatives are classified as derivative financial instruments in the statement of financial condition. Derivative transactions and the related gains and losses are recorded on a trade-date basis and the change in unrealized gains and losses on derivative contracts are reflected in trading gains and losses in the statement of operations.

Offsetting of amounts related to certain contracts: When the requirements are met, the Company offsets certain fair value amounts recognized for cash collateral receivables or payables against fair value amounts recognized for net derivative positions executed with the same counterparty under the same master netting arrangement. See Note 5 for additional details.

Receivables from broker-dealer: Receivables and payables relating to trades pending settlement are netted by broker-dealer and included in receivables from broker-dealer in the statement of financial condition. The Company may obtain short-term financing from broker-dealers from whom it can borrow against its proprietary inventory positions, subject to collateral maintenance requirements.

Income taxes: Prime is taxed collectively as a partnership under the provisions of the Internal Revenue Code and, accordingly, is not subject to federal and state income taxes. Instead, members are liable for federal and state income taxes on their respective share of the taxable income of the Company.

Prime Capital Markets, LLC

Notes to Statement of Financial Condition

Note 1. Nature of Business and Significant Accounting Policies (Continued)

FASB guidance requires the evaluation of tax positions taken or expected to be taken while preparing the Company's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained "when challenged" or "when examined" by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense and liability in the current year. For the year ended December 31, 2025, management has reviewed the Company's income tax positions for the open tax years and concluded that no provision for income tax is required in the Company's financial statements.

Cash and cash equivalents: The Company considers highly liquid interests with a maturity of three months or less when acquired to be cash equivalents. As of December 31, 2025, the Company held no cash equivalents.

The company maintains cash in bank accounts which at times may exceed federally insured limits of $250,000. The Company has not experienced any losses on these accounts. At December 31, 2025 total cash in banks was $63,265.

Current expected credit losses: The Company accounts for estimated credit losses on financial assets measured at an amortized cost basis and certain off-balance sheet credit exposures in accordance with FASB Accounting Standards Codification ("ASC") 326-20, Financial Instruments – Credit Losses. Management has determined that there are no material estimated credit losses through the year ended December 31, 2025, that impact the Company's financial statements.

Interest: The company earns interest on its cash deposits with financial institutions. The Company recognizes interest income and expense on an accrual basis.

Segment reporting: The Company is engaged in a single line of business as a proprietary trading firm, buying, selling, and dealing as principal in fixed income securities, equity securities, government securities, and derivative financial instruments for its own accounts. The Company has identified its Chief Executive Officer, as the chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. The CODM uses net income to assess overall performance and to make decisions on investment priorities and spending levels. These measures inform decisions regarding cost management actions, allocation of capital within the current trading group, and allocation of capital to support growth initiatives. Additionally, the CODM uses excess net capital (see Note 7), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies. The segment revenue and significant expenses for the year ended December 31, 2025 has been disclosed in the statement of operations. Other expenses include travel and entertainment, taxes and license fees, bank fees, postage expenses and other miscellaneous expenses. Since the Company operates as a single segment, there are no reconciling items between segment and the amounts reported in the statement of financial condition, including total assets and segment assets. There were no changes in segment determinations, measures reviewed by the CODM, or significant expense categories compared with prior periods

Prime Capital Markets, LLC

Notes to Statement of Financial Condition

Note 2.   Receivables from Broker-Dealers

Receivables from broker-dealers at December 31, 2025, consists of the following:

	Receivables
Cash	$7,784,076
Exchange traded futures - open trade equity	(376,000)
	$7,408,076

Note 3.   Fair Value of Financial Instruments

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). Inputs are broadly defined as assumptions market participants would use in pricing an asset or liability. The three levels of the fair value hierarchy are described below:

Level 1: Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date.

Level 2: Inputs other than quoted prices within Level 1 that are observable for the asset or liability, either directly or indirectly, and the fair value is determined through the use of models or other valuation methodologies. A significant adjustment to a Level 2 input could result in the Level 2 measurement becoming a Level 3 measurement.

Level 3: Inputs are unobservable for the asset or liability and include situations where there is little, if any, market activity for the asset or liability. The inputs into the determination of fair value are based upon the best information in the circumstances and may require significant management judgment or estimation.

Description	Total	Fair Value Measurements Using Quoted Prices in Active Markets for Identical Assets (Level 1)
Assets:		
Future Options	$ 216,092,776	$ 216,092,776
	$ 216,092,776	$ 216,092,777

Description	Total	Fair Value Measurements Using Quoted Prices in Active Markets for Identical Liabilities (Level 1)
Liabilities:		
Receivables from broker-dealers:		
Exchange traded futures - open trade equity	$ 376,000	$ 376,000
Derivative Financial Instruments:		
Future Options	216,606,275	216,606,275
	$ 216,982,275	$ 216,982,275

Prime Capital Markets, LLC

Notes to Statement of Financial Condition

Note 3.   Fair Value of Financial Instruments (Continued)

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, a financial instrument's level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. The Company's assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment and considers factors specific to the financial instrument. The Company assesses the levels of the financial instruments at each measurement date, and transfers between levels are recognized on the actual date of the event or change in circumstances that caused the transfer in accordance with the Company's accounting policy regarding the recognition of transfers between levels of the fair value hierarchy. For the year ended December 31, 2025, there were no transfers among levels.

As a proprietary trading firm, the Company executes a high volume of transactions in futures and options on a daily basis. The Company provides liquidity in most major markets on which it trades.

Financial instruments traded on a national securities exchange are stated at the last reported sales price on the day of valuation. Fair value of exchange-traded contracts is based upon exchange settlement prices.

Substantially all of the Company's other assets and liabilities are considered financial instruments and are either already at fair value, or at carrying amounts that approximate fair value because of the short maturity of the instruments.

Note 4.   Related Party Transactions

The Company receives administrative services and infrastructure services from affiliates under common control, under the terms of an agreement. For the year ended December 31, 2025, $646,728 of total expense was allocated to the Company under this agreement which is included in multiple expense line times in the statement of operations. There was $82,980 due to affiliates as of December 31, 2025, related to this expense sharing agreement.

Note 5. Offsetting

The following table provides disclosure regarding the potential effect of offsetting of recognized assets and liabilities presented in the statement of financial condition:

Prime Capital Markets, LLC

Notes to Statement of Financial Condition

Note 5.   Offsetting (Continued)

	Gross Amounts Recognized	Gross Amounts Offset in the Statement of Financial Condition	Net Amounts of Assets/Liabilities Presented in the Statement of Financial Condition	Gross Amounts Not Offset in the Statement of Financial Condition	
				Financial Instruments	Net Amount
Assets					
Futures Open Trade Equity [1]	-	-	-	-	-
Total Assets	$ -	$ -	$ -	$ -	$ -
Liabilities					
Futures Open Trade Equity [1]	376,000	-	376,000	-	376,000
Total Liabilities	$ 376,000	$ -	$ 376,000	$ -	$ 376,000

Reference to Statement of Financial Condition
[1] - Receivable from broker-dealers and clearing organizations

Note 6.   Guarantees and Indemnifications

In the normal course of business, the Company enters into contracts that contain a variety of representations and warranties that provide indemnifications under certain circumstances. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. The Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

Note 7.   Member's Equity

Prime Capital Markets, LLC:
Member's equity consists of two Classes of members, Class A and B. As of December 31, 2025, Class A member's equity totaled $6,962,947. There are no active members in Class B.

The Class A member has the right and full authority to manage, control, administer and operate the business and affairs of the Company.

Prime Capital Markets, LLC

Notes to Statement of Financial Condition

Note 8.   Regulatory Requirements

Prime is a broker-dealer subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1) and has elected to compute its net capital requirements under the basic method, as provided by the Rule, which requires that the Company maintain minimum net capital equal to the greater of $100,000 or 6-2/3% of aggregate indebtedness, both as defined. Net capital changes from day to day, but at December 31, 2025, Prime had net capital of $6,752,997 which was $6,652,997 in excess of the required capital of $100,000.

Note 9.   Concentration of credit risk

The company carries $7,408,076 at a single broker/dealer. The Company continually reviews the credit quality of its counterparties and have not experienced a default. As a result, the Company does not have an expectation of credit losses for this arrangement. Management of the company deems this risk acceptable.

Note 10.   Subsequent Events

The Company has evaluated subsequent events for potential recognition and/or disclosure through the date the financial statements were issued. Subsequent to year-end, there were no significant events.

Prime Capital Markets, LLC
Computation of Net Capital Rule 15c3-1 of the Securities and
Exchange Commission
December 31, 2025

Schedule I

Total member's equity		$	6,962,947
Total capital			6,962,947
Less non allowable assets:			
Fixed assets	44,687		
Prepaid expenses	154,684		
Other assets	10,579		209,950
Net capital			6,752,997
Minimum net capital required (6-2/3%) of aggregate indebtedness			13,656
Minimum dollar net capital requirement of reporting broker-dealer			100,000
Net capital requirement			100,000
Excess net capital		$	6,652,997
Total aggregate indebtedness			204,845
Ratio of aggregate indebtedness to net capital			0.00303 to 1

There are no material differences between the amounts presented in the computations of net capital set forth above and the amounts as reported in Prime's unaudited Part II-A of Form X-17 A-5 as of December 31, 2025.

Computation for Determination of Reserve Requirements Under SEC Rule 15c3-3
December 31, 2025   **Schedule II**

Although Prime is not exempt from Rule 15c3-3, it does not transact business in securities with, or for, other than members of a national securities exchange and does not carry margin accounts, credit balances or securities for any person defined as a "customer" pursuant to Rule 17a-5(c)(4). Accordingly, there are no amounts reportable under these sections.

Information Relating to Possession or Control
Requirements Under SEC Rule 15c3-3
December 31, 2025   **Schedule III**

Although Prime is not exempt from Rule 15c3-3, it does not transact business in securities with, or for, other than members of a national securities exchange and does not carry margin accounts, credit balances or securities for any person defined as a "customer" pursuant to Rule 17a-5(c)(4). Accordingly, there are no amounts reportable under these sections.